EXECUTIVE BOARD

P. Flynn

Chief Financial Officer

P.O. Box 810, 1000 AV Amsterdam

CONFIDENTIAL TREATMENT

REQUESTED BY ING GROEP N.V.

By EDGAR, “CORRESP” Designation

Cecilia Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-14642)	June 2, 2011

Dear Ms. Blye,

In response to your recent telephonic query to William Torchiana of Sullivan & Cromwell, as indicated in our January 18 and February 21 response letters to the SEC, ING has had a sanctions policy in place since November 2007 that prohibits any new business with Iranian elements and includes a mandate to run down any existing commitments involving Iranian elements. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

We trust this is responsive to your query.

*        *        *

Amstelveenseweg 500, P.O. Box 810, 1000 AV Amsterdam The Netherlands T +31 20 5415424 F +31 20 5418570 E patrick.flynn@ing.com	www.ing.com ING Groep N.V., registered office Amsterdam Trade Register no. 33231073 Amsterdam

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Please do not hesitate to call me at (011) 31-20-541-5424 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours,

/s/ Patrick Flynn
Patrick Flynn

cc:

Jim B. Rosenburg (Securities and Exchange Commission)

Mark Brunhofer (Securities and Exchange Commission)

Ibolya Ignat (Securities and Exchange Commission)

William D. Torchiana (Sullivan & Cromwell LLP)

Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP)